UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE TO

Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_____________________________________

STRATASYS LTD.
(Name of Subject Company (Issuer))

NANO DIMENSION LTD.
(Name of Filing Person (Offeror))
_____________________________________

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M85548101
(CUSIP Number of Class of Securities)

Yael Sandler
Chief Financial Officer
Nano Dimension Ltd.
2 Ilan Ramon, Ness Ziona
7403635, Israel
Telephone: +972-73-7509142
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

With copies to:

Oded Har-Even, Esq.
Howard Berkenblit, Esq.
Angela Gomes, Esq.
Eric Victorson, Esq.
Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Telephone: (212) 660-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) is filed by Nano Dimension Ltd., a company organized under the laws of the State of Israel (“Nano”), and relates to the offer by Nano to purchase up to 27,925,689 outstanding ordinary shares, NIS 0.01 par value per share, of Stratasys Ltd. (“Stratasys” and “Stratasys Shares”, respectively), not already owned by Nano, such that Nano would own up to and no more than 55% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of acquiring at least 53% of the outstanding Stratasys Shares, but in any event no less than 5% of the outstanding Stratasys Shares, at the price of $18.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 25, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)     The information set forth in the Offer to Purchase under “Section 14. Information Concerning Stratasys” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase under “Section 12. Price Range of the Stratasys Shares etc.” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction”, “Section 15. Information Concerning Nano” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “Introduction”, “Summary Term Sheet”, “Section 7. Terms of the Offer; Expiration Date”, “Section 8. Acceptance for Payment and Payment”, “Section 9. Procedures for Tendering Shares or Notifying us of Your Objection to the Offer”, “Section 10. Withdrawal Rights”, “Section 11. Material U.S. Federal Income Tax and Israeli Income Tax Consequences”, “Section 14. Information Concerning Stratasys”, “Section 17. Conditions of the Offer” and “Section 20. Miscellaneous.” The information set forth in the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction”, “Section 1. Background of the Offer; Contacts with Stratasys”, “Section 5. Related Party Transactions”, “Section 15. Information Concerning Nano” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Section 1. Background of the Offer; Contacts with Stratasys” and “Section 2. Purpose of the Offer; Effects of the Offer; Plans for Stratasys” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Section 2. Purpose of the Offer; Effects of the Offer; Plans for Stratasys”, “Section 13. Effects of the Offer on the Market for Shares” and “Section 15. Information Concerning Nano” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Section 16. Sources and Amount of Funds” and “Section 17. Conditions of the Offer” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction”, “Section 5. Related Party Transactions”, “Section 15. Information Concerning Nano” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under “Section 19. Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Section 1. Background of the Offer”, “Section 4. Interests of Nano in the Offer”, “Section 5. Related Party Transactions”, “Section 13. Effects of the Offer on the Market for Shares”, “Section 15. Information Concerning Nano” and “Section 18. Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On May 25, 2023, Nano issued a press release announcing the offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated May 25, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Notice of Objection.
(a)(1)(G)**	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(1)(H)*	Summary Advertisement as published in the New York Times on May 25, 2023.
(a)(5)(A)*	Press Release issued by Nano on May 25, 2023.
(a)(5)(B)*	Investor Presentation by Nano, dated May 25, 2023.
(b) – (h)	Not applicable.
107*	Filing Fee Table.

____________

*        Filed herewith.

**      To be filed by amendment.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

NANO DIMENSION LTD.
By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Dated: May 25, 2023